

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 21, 2011

Mr. R. Anthony Dalzell
Chief Financial Officer
B+H Ocean Carriers Ltd.
3rd Floor, Par La Ville Place
14 Par La Ville Road
Hamilton HM 08, Bermuda

> **Re: B+H Ocean Carriers Ltd.**
> **Form 20-F for the Year Ended December 31, 2010**
> **Filed July 11, 2011**
> **File No. 001-09987**

Dear Mr. Dalzell:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Cover Page

1. Please confirm that in future filings you will update the name of the exchange on which your shares of common stock are registered or advise.

Item 5. Operating and Financial Review and Prospects, page 27

Vessel Impairment Loss, page 29

2. We note from your disclosure here, on pages 16-17 and 32, and elsewhere in your filing that you have disposed of several vessels during the previous two years at significant losses and recorded significant impairment charges on vessels that were later sold. This suggests that you could sustain additional losses if you were to decide to sell any of your remaining vessels at current prices. Please expand your disclosure to discuss the potential consequences to your earnings of selling any of your vessels, as this constitutes a known trend. This disclosure should include a table summarizing the date of acquisition, the purchase price, carrying

value, and fair market value of each vessel in your fleet. Alternatively, you may identify within this table those vessels whose estimated market values are less than their carrying values, and disclose the aggregate exposure to loss. Disclosure accompanying the table should discuss the related accounting treatment of your vessels, and describe the circumstances under which you would record an impairment loss for such vessels.

Debt Refinancing and Loan Amendments, page 33

3. We note from your disclosure here and elsewhere in your filing that you have used several of your vessels to collateralize credit facilities, and that certain of these facilities contain minimum value covenants, but you do not disclose the exact ratio you are required to maintain. Due to the volatility in vessel market values, and your compliance with these certain other covenants through waivers, please revise this section to include the specific minimum value covenants related to each credit facility, in their original form and as amended, if applicable, as well as the results of these calculations. Such discussion would provide greater insight into the likelihood of a covenant violation. Include the exact calculation and market value of vessels as compared to the outstanding balance and/or a sensitivity analysis discussing the impact that a 10% change in vessel market value may have on your continued compliance with these covenants.

Major Shareholders and Related Party Transactions, page 41

4. Please confirm that in future filings you will clearly provide the portion of each class of securities held in the United States and the number of record shareholders in the United States pursuant to Item 7.A.2 of Form 20-F.

Additional Information, page 45

Memorandum and Articles of Association, page 46

5. Please confirm that in future filings you will provide the information regarding your articles of incorporation and by-laws pursuant to Item 10.B of Form 20-F. In this regard, we note that you list the previous filings in which your articles of incorporation, amendments to your articles of incorporation, by-laws and amendments to your by-laws were filed as exhibits. Refer to Instruction 1(b) of Instructions to Item 10 of Form 20-F.

Documents on Display, page 46

6. Please confirm that in future filings you will update the address of the U.S. Securities and Exchange Commission.

Signature, page 54

7. Please confirm that in future filings you will provide the date the Form 20-F is signed.

<u>Report of Independent Registered Public Accounting Firm, page F-2</u>

8. We note that you filed a Form 12b-25, on June 30, 2011, because preparation of your financial statements was delayed while you sought to obtain the formal documentation of an amendment and extension of two loan facilities. We also note that your audit opinion is signed as of June 30, 2011. Please confirm our understanding that the waivers discussed in your Form 12b-25 were effective as of June 30, 2011, and that all audit work was completed by this date.

    We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

    In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

    Please contact Sonia Bednarowski at 202-551-3666 or Lauren Nguyen at 202-551-3642 if you have questions regarding comments on legal matters. You may contact Amy Geddes at 202-551-3304 or me at 202-551-3211 if you have questions regarding comments on the financial statements, related matters, or any other questions.

                                        Sincerely,

                                        /s/ David R. Humphrey

                                        David R. Humphrey
                                        Accounting Branch Chief